July 25, 2008

Christina DiAngelo

Securities and Exchange Commission

TANAKA Funds N-CSR

Dear Christina:

We respectfully present this written response to your comments relating to our  Form N-CSR, filed by TANAKA Fund for the fiscal year ended November 30, 2007 during a  phone conference with the Chief Compliance Officer of the TANAKA Funds held on June 27, 2008.  On behalf of the Fund your comments and our responses are as follows:

1)

Comment: It was noted that the 2/28/08 N-Q was missing the new FASB 157 disclosure regarding Fair Value Pricing.

Response: We agree that the report was missing the new FAS 157 Fair Value Pricing disclosure.  Going forward, we will include the disclosure in our forms N-Q as well as our annual report, and take greater care in the preparation and review process to mitigate omissions.

2)

Comment: The annual report was missing the N1-A disclosure item 22(d)3 regarding the availability of the quarterly portfolio schedule, N-Q.

Response: We agree that the annual report was missing the disclosure regarding the availability of the portfolio schedule, N-Q.  Going forward, we will include the disclosure, and take greater care in the preparation and review process to mitigate omissions

3)

Comment:  It was noted that the shareholder letter in the annual report did not comply with Form N-1A Item 22(b)7, which governs that the letter provide the factors which materially affected the Fund’s performance over the prior fiscal year.

Response: We agree that the letter did not properly address the factors which contributed to the Fund’s performance over the prior fiscal year.  We will take greater care that future shareholder letters are enhanced to include the prior fiscal years performance factors.

4)

Comment:  It was noted that in the expense example there should be language which discloses the nature of any applicable redemption fees.

Response:  We agree that the expense example did not include any language concerning the Fund’s redemption fees.  Going forward, we will include said language, and take greater care in the preparation and review process to mitigate omissions.

5)

Comment: In the additional disclosure section, item 4, section C, regarding tax fees, the nature of the fee was left blank.

Response:  The nature of the fee related to the preparation of the filing of the Fund’s preparation of tax returns for the fiscal years ending 2006 and 2007.  Going forward, we will take greater care that the nature of the tax fees are included.

6)

Comment: In the additional disclosure section, item 4, section E, number 2, the percentage of services where the pre-approval requirement was waived should be 0%, not 100%.

Response: We agree that the percentage of services where the pre-approval requirement was waived should be 0%, not 100%.  Going forward, we will take greater care in the preparation and review process to mitigate errors.

7)

Comment: In Note 2 of the Notes to the Financial Statements, concerning fair value pricing, enhance the disclosure.

Response:  The disclosures in the annual report are not as detailed as they are in our Prospectus/SAI, and we will enhance the disclosure going forward.

8)

Comment:  In Note 2 of the Notes to the Financial Statements, concerning dividends and distributions, consider putting a dollar amount for the differences and reclassifications due to the timing of the recognition of certain components of income, expense or realized capital gain for federal income tax purposes.

Response:  We agree that there was no dollar amount in Note 2 concerning the differences and reclassifications of certain applicable tax issues.  We will consider adding a dollar amount going forward.

If I can be of further assistance in this matter, please feel free to call me at any time.

Sincerely,

Sam Morrow

Chief Compliance Officer